UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                        Global Power Equipment Group Inc.
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                                (Name of issuer)

                                  Common Stock
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                         (Title of class of securities)

                                    37941P108
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                                 (CUSIP number)

                                December 31, 2004
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             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               | | Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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CUSIP No.  37941P108                       13G        Page 2 of 7 Pages
-------------------------------------               ----------------------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harvest Associates III, L.L.C.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|

                                                                       (b) |-|
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      10,627,063*
                             ---------------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      10,627,063*
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,627,063*
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     22.9%*
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12   TYPE OF REPORTING PERSON

     CO
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*    Includes 9,352,140 shares owned of record by Harvest Partners III, L.P. and
     1,274,923 shares owned of record by Harvest Partners III, GbR. Harvest Associates III, L.L.C. is the general partner of Harvest Partners III, L.P. and the sole administrator of Harvest Partners III, GbR and, as a result, is deemed to share beneficial ownership of such shares.

---------------------------------                   ----------------------------
CUSIP No. 37941P108                        13G        Page 3 of 7 Pages
---------------------------------                   ----------------------------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Harvest Partners III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                       (b) |-|

--------------------------------------------------------------------------------
3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ---------------------------------------------------
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY                     6      9,352,140
                             ---------------------------------------------------
EACH                                SOLE DISPOSITIVE POWER
REPORTING                    7      0
                             ---------------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      9,352,140
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,352,140
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                        |_|

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     20.2%
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12   TYPE OF REPORTING PERSON

     PN
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
Item 1(a).  Name of Issuer:

            Global Power Equipment Group Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of the Issuer's principal executive offices is 6120 South Yale Suite 1480, Tulsa, OK 74136.

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Harvest Associates III, L.L.C., a private investment fund organized as a limited liability company under the laws of the State of Delaware ("Harvest LLC"), and Harvest Partners III, L.P., a private investment fund organized as a limited partnership under the laws of the State of Delaware ("Harvest LP" and, together with Harvest LLC, the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The principal place of business of each Reporting Person is 280 Park Avenue, New York, NY 10017.

Item 2(c).  Citizenship:

            The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is common stock (the "Common
Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)    |_| Broker or dealer registered under section 15 of
                     the Act;

            (b)    |_| Bank as defined in section 3(a)(6) of the Act;

            (c)    |_| Insurance Company as defined in section
                     3(a)(19) of the Act;

            (d)    |_| Investment Company registered under section 8
                     of the Investment Company Act of 1940;

            (e)    |_| An investment adviser in accordance with Rule
                     13d-1 (b)(1)(ii)(E);

            (f)    |_| An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g)    |_| A parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

            (h)    |_| A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

            (i)    |_| A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j)    |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1 (c), check this box.|_|

Item 4.     Ownership.

            (a)    Amount beneficially owned:

                 Each of the Reporting Persons beneficially owns the
            amount of the Common Stock as set forth on the applicable cover page.

            (b)     Percent of class:

                 Each of the Reporting Persons beneficially owns the
            percentage of the Common Stock as set forth on the applicable cover page.

            (c)    Number of shares as to which such person has:

                 (i)     sole power to vote or to direct the vote:

                         The Reporting Persons have the sole power to
                 vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                 (ii)    shared power to vote or to direct the vote:

                         The Reporting Persons share the power to
                 vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                 (iii)   sole power to dispose or to direct the
                         disposition of:

                         The Reporting Persons have the sole power to
                 vote or direct the vote of the Common Stock as set forth on the applicable cover page

                 (iv) shared power to dispose or to direct the disposition of:

                         The Reporting Persons share the power to
                 dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Included in the figures reported on the cover pages for Harvest LLC are 1,274,923 shares of Common Stock held by the Harvest Partners III, GbR, a private investment fund organized as a limited liability partnership under the laws of Germany ("Harvest GbR"), for which Harvest LLC is the sole administrator.

            Harvest LLC may be deemed to beneficially own indirectly all of the reported shares of Common Stock as a result of its being the general partner of Harvest LP and the sole administrator of Harvest GbR.

            Harvest LLC has six members, each of whom has equal voting rights in Harvest LLC. The six members are Stephen Eisenstein, Ira Kleinman, Harvey Wertheim, Harvey Mallement, William Kane and Thomas Arenz. Each of Messrs. Eisenstein, Kleinman, Wertheim, Mallement, Kane and Arenz disclaims beneficial ownership of the shares of Common Stock beneficially owned by Harvest LLC, Harvest LP and Harvest GbR.

            Harvest Partners, Inc., which is controlled by Messrs.
Wertheim and Mallement, provides management services for Harvest LLC in connection with Harvest LP and Harvest GbR and may be deemed to share beneficial ownership of the shares of Common Stock owned by Harvest LP and Harvest GbR. Harvest Partners, Inc. and each of Messrs. Wertheim and Mallement disclaims beneficial ownership of the shares of Common Stock which Harvest LLC may be deemed to share beneficial ownership.

            The Reporting Persons agree that this Schedule 13G/A is being filed on behalf of each of Harvest LLC and Harvest LP.



Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2005



                                       HARVEST ASSOCIATES III, L.L.C.



                                       By: /s/ Harvey Mallement
                                           -------------------------------------
                                           Name:  Harvey Mallement
                                           Title: Managing General Partner



                                       HARVEST PARTNERS III, L.P.
                                           BY: HARVEST ASSOCIATES III,
                                           L.L.C.,  as general partner



                                       By: /s/ Harvey Mallement
                                           -------------------------------------
                                           Name:   Harvey Mallement
                                           Title:  Managing General Partner